Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

July 8, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Ethan Horowitz, Branch Chief Wei Lu, Staff Accountant Parhaum J. Hamidi, Staff Attorney Norman von Holtzendorff, Senior Counsel Ronald Winfrey, Petroleum Engineer

Re:	Vanguard Natural Resources, LLC Registration Statement on Form S-4 Filed June 16, 2015 File No. 333-204982
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 2, 2015, relating to the Company’s Registration Statement on Form S-4 (File No. 333-204982) (the “Vanguard Form S-4”), which was filed with the Commission on June 16, 2015.
Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Vanguard S-4 (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Vanguard S-4.
In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
With respect to comment number 3, we are sending the Staff a supplemental response letter containing materials responsive to the comment.
General

U.S. Securities and Exchange Commission
July 8, 2015

1.
Please note that the staff’s comments with regard to your Form 10-K for the fiscal year ended December 31, 2014 will need to be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

Response:
We acknowledge the Staff’s comment and recognize that the Staff’s comments on the Vanguard Form 10-K will need to be resolved before the Staff will be in a position to accelerate the effectiveness of the Vanguard Form S-4.

2.	To the extent that comments in our letter to you dated June 29, 2015 apply to this registration statement, please make conforming changes.
Response:
We have revised the Registration Statement to address all applicable comments in your letter to us dated June 29, 2015.
Eagle Rock Proposal 1: The Merger Proposal, page 81

3.	Please provide us with copies of the Eagle Rock board books.
Response:
We acknowledge the Staff’s comment and have submitted the responsive materials in a supplemental response letter.
Background of the Merger, page 84

4.	Please expand your disclosure to describe the factors that prompted Vanguard’s call with Eagle Rock on September 22, 2014.
Response:
We acknowledge the Staff’s comment and have revised the disclosure on page 86 to describe the factors that prompted Vanguard’s call with Eagle Rock on September 22, 2014.

5.
We note that on April 24, 2015 Vanguard delivered its financial projections, which included the LRR Energy business, to Eagle Rock. Please clarify whether Eagle Rock also received on April 24, 2015 updated financial projections from Vanguard which excluded the LRR Energy business.

Response:
We acknowledge the Staff’s comment and have revised the disclosure on page 90 to clarify that Vanguard delivered two versions of its financial projection to Eagle Rock on April 24, 2015, including one that excluded the LRR Energy, L.P. business.

U.S. Securities and Exchange Commission
July 8, 2015

Recommendation of the Vanguard Board and Its Reasons for the Merger, page 98

6.
We note your disclosure regarding “potential litigation” in your discussion on page 99 of the factors countervailing recommendation of the merger from your board’s perspective. Please expand this disclosure to describe the actual litigation relating to the merger that you refer to here.

Response:
We acknowledge the Staff’s comment and have revised the disclosure on page 99 to reflect the fact that litigation has occurred with respect to the merger and to cross reference the description of the pending cases on page 146.
Unaudited Pro Forma Combined Financial Information, page 168

7.	Please revise to present information showing the pro forma impact of your proposed merger with LRR Energy exclusive of the pro forma impact of your proposed merger with Eagle Rock.
Response:
We acknowledge the Staff’s comment and have revised the unaudited pro forma combined financial information to include pro forma financial statements reflecting the impact of our proposed merger with LRR Energy, L.P. exclusive of the pro forma impact of our proposed merger with Eagle Rock Energy Partners, L.P. Please see page 190.
Note 2 – Unaudited Pro Forma Combined Balance Sheet, page 177

8.
Please update your presentation to use the most recent stock price at the time of filing your next amendment for determining the value of units to be issued in the proposed transactions with Eagle Rock and LRR Energy.

Response:
We acknowledge the Staff’s comment and have revised the unaudited pro forma combined balance sheet using the closing price per Vanguard common unit on July 6, 2015 of $14.71, the closing price of the most recent practicable date prior to the filing of Amendment No. 1. Please see pages 180 and 181. We will further update the unaudited pro forma combined balance sheet using the closing price per Vanguard common unit on the most recent practicable date prior to the filing of any subsequent amendment to the Vanguard Form S-4.

9.
We note that the preliminary purchase price allocations for the planned acquisitions result in pro forma goodwill. Please expand your disclosure to provide a qualitative description of the factors that make up this goodwill.

Response:
We acknowledge the Staff’s comment and have provided an expanded qualitative description of the factors that make up the goodwill. Please see page 179.

U.S. Securities and Exchange Commission
July 8, 2015

10.
Pro forma adjustments (b) and (h) relate to borrowings under your reserve-based credit facility to repay outstanding debt balances for Eagle Rock and LRR Energy. Please revise your disclosure in light of the recent change to your borrowing base or tell us why a revision to your pro forma financial statements is not necessary.

Response:
We acknowledge the Staff’s comment. On June 3, 2015, Vanguard entered into the Eighth Amendment to its Third Amended and Restated Credit Agreement (the “Amended Agreement”) which decreased the borrowing base from $2.0 billion to $1.6 billion. The Amended Agreement however provides for an automatic increase in the borrowing base by $200.0 million upon closing of the Eagle Rock merger. No revision to our pro forma financial statements is necessary because the amount of debt we are assuming and extinguishing under LRE’s credit agreement and Eagle Rock’s revolving credit agreement does not exceed the amount of debt we have available to borrow under our current borrowing base.

11.
Pro forma adjustments (f) and (l) relate to cash severance payments to be made to employees of Eagle Rock and LRR Energy. Please tell us whether contractual arrangements related to these payments were entered into as part of each of the acquisition agreements.

Response:
We acknowledge the Staff’s comment. In connection with our proposed acquisition of Eagle Rock Energy Partners, L.P., we did not enter into contractual arrangements with any employees of Eagle Rock Energy Partners, L.P. that relate to severance payments. Eagle Rock Energy G&P, LLC, the general partner of the general partner of Eagle Rock Energy, L.P., has existing Executive Change of Control Agreements with each of its Chief Executive Officer, Senior Vice Presidents, and Vice Presidents. Furthermore, in connection with the execution of the Agreement and Plan of Merger, Eagle Rock Energy G&P, LLC amended (i) its Change of Control Protection and Severance Program (which generally covers all employees other than those who have entered into Executive Change of Control Agreements with Eagle Rock), and (ii) as disclosed on pages 140 and 141, Eagle Rock Energy G&P, LLC entered into amendments to its restrictive covenant agreements with each of Joseph A. Mills and Roger A. Fox, to clarify certain definitions in these agreements but leaving unchanged certain provisions for additional severance payments that, to the extent Vanguard chooses to pay them post-closing, would trigger non-compete obligations. These amendments were filed on Eagle Rock Energy Partners, L.P.’s Current Report on Form 8-K filed with the Commission on May 22, 2015.
Therefore, the pro forma adjustment (l) relates to cash severance payments that may be paid to (i) the officers of Eagle Rock Energy G&P, LLC pursuant to their Executive Change of Control Agreements, and, in the case of Messrs. Mills and Fox, also to enforce the noncompete obligations in their restrictive covenant agreements with Eagle Rock Energy G&P, LLC and (ii) other employees pursuant to the Change of Control Protection and Severance Program. As disclosed on page 139, Vanguard has not yet determined whether any of the Eagle Rock G&P, LLC officers or employees, as applicable, subject to these agreements will be terminated in connection with the proposed acquisition (nor whether Vanguard will pay to enforce the noncompete obligations in the restrictive

U.S. Securities and Exchange Commission
July 8, 2015

covenant agreements between Eagle Rock Energy G&P, LLC and Messrs. Mills and Fox) and therefore we are unable to determine the exact amount of cash severance payments, if any, that will be paid upon the closing of the proposed acquisition.
Likewise, in connection with our proposed acquisition of LRR Energy, L.P., we did not enter into any contractual arrangements with any employees of LRR Energy, L.P. that relate to severance payments. Pro forma adjustment (f) relates to cash severance payments that are expected to be paid to LRE GP’s Chief Financial Officer, Jaime R. Casas, who will be terminated prior to the closing of our proposed acquisition of LRR Energy, L.P. We expect that Mr. Casas will receive a severance payment of $750,000 immediately prior to the closing of the proposed acquisition, as well as other cash bonuses in an aggregate amount equal to the sum of $250,000 plus a pro rated portion of a $250,0000 annual cash bonus. No other employee or director of LRE GP is entitled to or expected to receive any severance payments in connection with the proposed acquisition.

Note 3 – Pro Forma Adjustments to Unaudited Combined Statements of Operations, page 181

12.	Please expand your disclosure under pro forma adjustments (g) and (p) to explain how the amount of interest expense was determined, including with regard to the interest rate used.
Response:
We acknowledge the Staff’s comment and have updated our disclosure under pro forma adjustments (g) and (p) to explain how the amount of interest expense was determined, including with regard to the interest rate used. Please see pages 182 and 183.
Exhibits

13.	Please file or incorporate by reference your merger agreement with LRR Energy.
Response:
We acknowledge the Staff’s comment and have incorporated by reference our merger agreement with Eagle Rock. Please see the Exhibit Index on page II-5.

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U.S. Securities and Exchange Commission
July 8, 2015

U.S. Securities and Exchange Commission
July 8, 2015

Please direct any questions or comments you have regarding our responses, the Vanguard Form S-4 to undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc: Scott W. Smith, President, Chief Executive Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP